UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

THE ATTORNEY GENERAL’S OFFICE REVOKED ITS DECISION TO PROSECUTE OFFICERS OF BANCOLOMBIA S.A.
Medellín, Colombia, September 25, 2007
Today, the Attorney General’s Office (Fiscal Delegado) of the Supreme Court of Justice (Corte Suprema de Justicia), upon an appeal, revoked the previous decision of the Attorney General’s Office, dated January 4, 2007 and decided not to prosecute the President and the Executive Vice President of Bancolombia S.A. (Bancolombia) in connection with events relating to the acquisition of Banco de Colombia by Banco Industrial Colombiano (BIC) and its subsequent merger in 1998.
As a result of this decision, the prosecution for the alleged crimes was revoked. Instead, the decision ordered that the Attorney General of first instance evaluate the documentary evidence and gather the testimonial evidence in order to comply with the decision of the Constitutional Court which had been disregarded by the Attorney General on first instance.
In addition, the Attorney General’s Office decided that one of the claims (unauthorized transactions with shareholders) for which Mr. Londoño and Mr. Ochoa were investigated was barred by the statute of limitations. These officers had been previously investigated for the same claim and the Attorney General’s Office, at the time, ruled in favor of the officers and the investigation was subsequently closed.
The Attorney General’s Office in remanding the case back to the first instance, ordered that the Attorney General must evaluate the documentary evidence and must include two testimonies that are still pending, as ordered by the Constitutional Court.
In connection with this decision, the management of Bancolombia announces that:
1.	Bancolombia and its management have always acted in compliance with applicable law, its corporate principles and other principles that regulate its activity.

2.
The process of acquisition of Banco de Colombia by BIC and the subsequent merger in 1998 were conducted in accordance with international customary standards and practices for this type of transaction and Colombian law. The acquisition process was validated at the time by the respective Colombian authorities.

3.
A statute of limitations is a legal protection that in general terms goes beyond private interests to promote social stability. To reopen a criminal proceeding that was previously decided in favor of the officers and that is barred by the statute of limitations violates principles of public interest, res judicata and the legal certainty which are necessary for institutional stability and social well being.

4.
Bancolombia will continue to cooperate with the investigation process before the first instance, to the extent required by today’s decision of the Attorney General’s Office, and in general, to appear before all the required authorities in order to demonstrate its law-abiding behavior and the law-abiding behavior of its officers.

5.
Bancolombia insists that there is a need for effective national reflection on the inconvenience that such legal instability brings to the continued development of a successful business environment, which is necessary for the sustainable growth of Colombia.

6.
The management of Bancolombia reaffirms its commitment to act in accordance with the law in a transparent manner for the continued development of Colombia, and for the benefit of its clients, employees, shareholders and the community in general.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 25, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance